
02005985

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42864


FEB 25 2002
FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2001 (MM/DD/YY) AND ENDING December 31 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

David A. Poff Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 Park Central East
(No. and Street)

Springfield	MO	65806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Poff (417) 863-0111
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Lynn, & Moots, P.C.
(Name — *if individual, state last, first, middle name*)

3828 South Ave. Springfield, MO 65807
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David A. Poff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David A. Poff Company, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



JANET POFF
Greene County
My Commission Expires
March 10, 2003
NOTARY SEAL

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID A. POFF COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2001

TABLE OF CONTENTS



DAVIS, LYNN &
MOOTS, P.C.
Certified Public
Accountants

LARRY M. BROWN, CPA
LAWRENCE W. DAVIS, CPA
ANTHONY D. LYNN, CPA
RANDALL G. MOOTS, CPA
ANGELA M. GHAN, CPA

3828 SOUTH AVENUE
SPRINGFIELD, MO 65807
(417) 882-0904
FAX (417) 882-4343

www.dlmcpa.com
e-mail: cpa@dlmcpa.com

INDEPENDENT AUDITORS' REPORT

David A. Poff Company, Inc.
Springfield, Missouri

We have audited the accompanying statement of financial condition of David A. Poff Company, Inc. (an S Corporation) as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David A. Poff Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Additional Information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Lynn & Moots, P.C.

DAVIS, LYNN & MOOTS, P.C.
January 23, 2002

DAVID A. POFF COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS			
Cash and cash equivalents		$	286,288
Investments			46,896
Commissions receivable			1,400
Short-term note receivable			14,500
	TOTAL ASSETS	$	349,084
LIABILITIES			
Commissions payable		$	1,190
	TOTAL LIABILITIES		1,190
STOCKHOLDER'S EQUITY			
Common stock, $10 par value, 1000 shares authorized, 840 shares issued and outstanding			8,400
Additional paid in capital			74
Retained earnings			339,420
	TOTAL STOCKHOLDER'S EQUITY		347,894
	TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	349,084

See accompanying notes.

DAVID A. POFF COMPANY, INC.
STATEMENT OF INCOME
Year Ended December 31, 2001

OPERATING INCOME			
Commissions		$	58,013
Trailers			30,651
Representative fees			1,959
	TOTAL OPERATING INCOME		90,623
OPERATING EXPENSES			
Commissions - stockholder			11,200
Commissions - other			50,889
Regulatory fees and expenses			2,757
Other			3,083
	TOTAL OPERATING EXPENSES		67,929
	INCOME FROM OPERATIONS		22,694
OTHER INCOME (LOSS)			
Interest and dividend income			10,878
(Loss) on investments			(18,556)
	TOTAL OTHER INCOME (LOSS)		(7,678)
	NET INCOME	$	15,016

See accompanying notes.

DAVID A. POFF COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2001

	Number of Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2000	840	$ 8,400	$ 74	$ 324,404	$ 332,878
Net income	-	-	-	15,016	15,016
Balance, December 31, 2001	840	$ 8,400	$ 74	$ 339,420	$ 347,894

See accompanying notes.

DAVID A. POFF COMPANY, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	15,016
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commissions receivable		3,989
Increase in commissions payable		1,190
Unrealized loss on investments		15,781
NET CASH PROVIDED BY OPERATING ACTIVITIES		35,976
CASH AND CASH EQUIVALENTS, Beginning of year		250,312
CASH AND CASH EQUIVALENTS, End of year	$	286,288

See accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of David A. Poff Company, Inc. is presented to assist in understanding the Company's financial statements. The statements are representations of the Company's management, which is responsible for their integrity and objectivity.

Activity

David A. Poff Company, Inc. was organized as a brokerage company on June 12, 1990. The Company acts as an agent in making contracts and selling stocks and other securities.

Basis of Accounting

The books and records of the Company are kept on the accrual basis of accounting for financial reporting purposes. Therefore, revenues are recognized when earned and expenses are recognized when incurred.

Statement of Cash Flows

For the purpose of the statement of cash flows, the Company considers all deposits which may be withdrawn or for which additional deposits may be made at any time without penalty or notice to be cash equivalents. During 2001, there were no non-cash financing and investing activities and no amounts paid for interest or taxes. Unrealized holding gains and losses are included in earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH EQUIVALENTS AND INVESTMENTS

Cash equivalents and investments at December 31, 2001 consisted of mutual funds. Cash equivalents and investments are stated in the financial statements at fair market value. Cost and approximate market value at December 31, 2001 are as follows:

	Cost	Market
Cash and Cash Equivalents		
Oppenheimer	$ 286,288	$ 286,288
Investments		
Kemper	79,679	46,896
	$ 365,967	$ 333,184

NOTE C - SHORT-TERM NOTE RECEIVABLE

The short-term note receivable at December 31, 2001 consisted of $14,500 receivable from David A. Poff, shareholder. The note does not indicate any percentage rate of interest.

NOTE D - COMMON STOCK

The Company's stock consists of 1,000 shares of $10 par value common stock, of which 840 shares were issued and outstanding at December 31, 2001.

NOTE E - INCOME TAX STATUS

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $320,634 which was $315,634 in excess of its required net capital of $5,000.

NOTE G - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at December 31, 2001.

ADDITIONAL INFORMATION



DAVIS, LYNN &
MOOTS, P.C.
Certified Public
Accountants

LARRY M. BROWN, CPA
LAWRENCE W. DAVIS, CPA
ANTHONY D. LYNN, CPA
RANDALL G. MOOTS, CPA
ANGELA M. GHAN, CPA

3828 SOUTH AVENUE
SPRINGFIELD, MO 65807
(417) 882-0904
FAX (417) 882-4343
www.dlmcpa.com
e-mail: cpa@dlmcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

David A. Poff Company, Inc.
Springfield, Missouri

In planning and performing our audit of the basic financial statements of David A. Poff Company, Inc. for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matter involving the internal control that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the basic financial statements of David A. Poff Company, Inc. for the year ended December 31, 2001 and this report does not affect our report thereon dated January 23, 2002.

Because of a limited number of available personnel, it is not always possible to adequately segregate certain incompatible duties, so that no one employee has access to both physical assets and the related accounting records, or to all phases of a transaction. Consequently, the possibility exists that unintentional or intentional errors or irregularities could exist and not be promptly detected. This weakness is a common weakness found in smaller organizations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Davis, Lynn & Moots, P.C.

Davis, Lynn & Moots, P.C.
January 23, 2002

DAVID A. POFF COMPANY, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
Year Ended December 31, 2001

NET CAPITAL			
Total stockholders' equity		$	347,894
Deduct stockholders' equity not allowed for net capital			(14,500)
Total stockholders' equity qualified for net capital			333,394
Additions			-
Deductions			-
Net capital before haircuts or securities positions			333,394
Haircuts on securities			(12,760)
	NET CAPITAL	$	320,634
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS			
Minimum net capital required		$	5,000
Net capital available			320,634
Excess net capital		$	315,634
Excess net capital at 1000% of debt (Net capital less 10% of debt)		$	320,515
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total aggregate indebtedness		$	1,190
Percent of aggregate indebtedness to net capital			.37%

THERE WERE NO MATERIAL DIFFERENCES NOTED BETWEEN THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3.

DAVID A. POFF COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2001

David A. Poff Company, Inc. is exempt under SEC Rule 15c3-3.